
June 6, 2013

Via E-mail
Andrew B. Nace
Keystone Consolidated Industries, Inc.
Three Lincoln Centre, Suite 1700
5430 LBJ Freeway
Dallas, Texas 75240-2694

> **Re:** **Keystone Consolidated Industries, Inc.**
> **Schedule 13E-3**
> **Filed May 10, 2013**
> **File No. 005-31481**

Dear Mr. Nace:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 8

1. We note that Mr. Simmons is not identified as a filing person. Please tell us why you believe he is not an affiliate engaged in the going private transaction. In responding to this comment please address the disclosure provided in the first sentence of Item 5(a) on page 34 of the Schedule 13E-3. Please also address Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Exchange Act Rule

13e-3 transaction to be procedurally and substantially fair to *unaffiliated* security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing person on the Schedule 13E-3. In addition, be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Refer to Section 117.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website.

3.   We note that:

- On August 16, 2011, Contran purchased approximately 1.55 million shares from unaffiliated KCI stockholders, increasing its ownership from approximately 75% to 88%;
- During January 2013, Contran purchased an aggregate of 2,975 shares in market transactions at a weighted average cash price of $6.66 per share; and
- Between April 17, 2013 and April 22, 2013, Contran purchased an aggregate of 287,606 shares from unaffiliated KCI stockholders, increasing its ownership to 90.4%.

Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.

Special Factors, page 10

Purposes, Alternatives, Reasons and Effects of the Merger, page 10

Alternatives, page 10

4.   Refer to the following sentence on page 10: "The Filing Persons considered the alternative of a long-form merger but determined that it would be more costly and would result in delays in the transaction." Please provide support for this assertion by estimating the cost associated with a long-form merger relative to the chosen short-form statutory merger. See generally Item 1013(b) of Regulation M-A, Instruction 1.

Effects, page 11

5.   Please revise to discuss here, or in the tax consequences section, the federal tax consequences for each filing person. Clarify whether the filing persons will realize any additional tax benefits as a result of the merger, given that KCI is already a member of the Contran tax group. See Item 1013(d) of Regulation M-A.

Fairness of the Merger, page 13

6.   Please revise the disclosure on pages 14-15 to explain how the filing persons calculated the selected multiple ranges in the table on page 15.

7.   Please revise the disclosure on pages 14-15 to explain how the filing persons calculated an "Operational Enterprise Value Range" of $183.0 million to $244.3 million in the table on page 15.

8.   Refer to the following sentence on page 17: "The Filing Persons applied these ratios to KCI's Adjusted EBITDA and Adjusted EBIT…." Please revise to clarify the ratios to which you are referring.

9.   We note that for purposes of the precedent transactions analysis, the filing persons reviewed transactions during the period from June 2011 to December 2012 involving companies that the filing persons believe to be in industries and businesses similar to KCI. Please revise the disclosure on page 18 to clarify why the filing persons focused on that time period. In addition, tell us whether any additional transactions fit within the stated criteria but were not analyzed or were analyzed but are not disclosed, and if so, why not.

10.   We note the disclosure on page 19 that in preparing the discounted cash flow analysis "the Filing Persons utilized projections prepared by KCI management for calendar years 2013 through 2015, and extrapolated projections for 2016 and 2017 by using an assumed growth rate of 4.5% from the 2015 KCI management projections." Please disclose when the projections were prepared and where in the Schedule 13E-3 the projections are disclosed.

Financial Analysis Summary, page 22

11.   In connection with the discussion on page 25 of the filing persons' determination that KCI's net book value per share is not a meaningful indicator of KCI's value, please disclose KCI's book value per share.

Item 4. Terms of the Transaction, page 31

(d) Appraisal Rights, page 32

12.   Refer to the following sentence on page 32: "The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit F." A similar statement appears on page 34. Please revise to remove the implication that the summary is not complete. As the filing persons are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate.

Item 13. Financial Information, page 38

13.   We note the attempt to incorporate by reference KCI's Form 10-Q for the fiscal period ended March 31, 2013. Please be advised that Exchange Act Rule 13e-3 does not permit forward incorporation by reference. Rather, the filing persons must promptly disseminate disclosure of material changes to the information provided in a manner reasonably calculated to inform security holders. See General Instruction F to Schedule 13E-3 and Rule 13e-3(f)(1)(iii). Please revise the disclosure accordingly.

14.   Please revise the reference to the Commission's public reference facilities to refer to the correct address, which is 100 F Street, N.E., Washington, D.C. 20549.

15.   Please revise the summary financial information to include all of the information specified in Rule 1-02(bb)(1) of Regulation S-X. See Item 1010(c)(1) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions